Stephen T. Burdumy 215-988-2880 Direct 215-988-2757 Fax stephen.burdumy@dbr.com

July 3, 2012

VIA EMAIL

Russell Mancuso

Branch Chief

Division of Corporation Finance

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549-3628

Re:	Globus Medical, Inc.

Registration Statement on Form S-1

File No. 333-180426

Dear Mr. Mancuso:

Reference is hereby made to the above-captioned Registration Statement on Form S-1, as amended (the “Registration Statement”), of Globus Medical Inc., a Delaware corporation (the “Company”), in connection with the initial public offering of the Company’s Class A common stock, $0.001 par value per share (the “Offering”) by the Company and the selling stockholders to be named therein. Except as otherwise indicated in this letter, the information provided herein gives effect to the intended 3.25-to-1 stock split of the Company’s outstanding common stock to be effected immediately prior to the closing of the Offering.

In a letter dated June 11, 2012 we supplementally advised the staff (the “Staff”) on behalf of the Company of the estimated range of the per share Offering price to the public and the proposed reverse stock split ratio. During a subsequent telephone discussion with Mary Beth Breslin, Louis Rambo and Dennis Hult, the Staff requested an explanation of the difference between the estimated price range for the Offering included in the letter and the valuation of the Company’s common stock in connection with stock options granted during the first quarter of 2012. In response to the Staff’s request, we supplementally advise the Staff on behalf of the Company as follows:

•

Since 2008, the Company has obtained independent third-party valuation studies biannually as of April 30 and October 31. The board of directors has used the results of the independent third party valuations as well as other factors to determine the fair value per share of common stock as of the date of each stock option grant.

Russell Mancuso

United States Securities and Exchange Commission

•

The Company granted stock options on February 2, 2012 and March 28, 2012, in each case at an exercise price of $10.34, which is equal to the valuation determined in the October 2011 valuation report, the most recent report obtained prior to the grants.

•

The fair value of the stock options granted during the first quarter of 2012 was determined by the Company’s board of directors as of the grant dates, taking into account several factors, including the October 2011 valuation report.

•

On March 29, 2012, the Company initially filed the Registration Statement, and at that time, based on market conditions, Company operating results, and Company forecasts, the underwriters and the Company discussed that the Offering price was unlikely to fall below $14.10 per share. That floor price is of particular relevance to the Company, as an Offering price lower than $14.10 per share would trigger a conversion rate adjustment such that outstanding shares of the Company’s Series E preferred stock would convert into a greater number of shares of the Company’s Class B common stock.

•

As a result of the initial filing of the Registration Statement on March 29, 2012, the Company chose not to obtain an independent third-party valuation report as of April 30, 2012, and instead determined that all options granted after March 29, 2012 and prior to the closing of the Offering would be granted with an exercise price equal to the public Offering price.

•

Since March 29, 2012, market volatility has increased significantly. From April 2012 through June 2012, the stock performance of comparable spine and medical device companies has exceeded expectations, in particular:

•	The market trading price of the Company’s most directly comparable competitor has increased 49% over the period.

•	The market trading price for comparable companies has increased on average 10.5% over the period.

•

As a result of these developments, the Company’s expectations for its Offering price have increased from the floor of $14.10 per share when it initially filed the Registration Statement to the range of $16 to $18 per share.

Russell Mancuso

United States Securities and Exchange Commission

In light of the Staff’s request and because it had not obtained a valuation subsequent to October 31, 2011, in addition to considering the events that had occurred between the dates of the option grants during the first quarter of 2012 and the present, the Company updated the assumptions and facts used in the October 2011 valuation report through January 31, 2012 to analyze the fair value in connection with the February 2, 2012 stock option grant. As a result of that analysis, the Company determined a fair value of $12.06 per share, an increase from the exercise price of $10.34 per share. The increase was primarily attributable to the improved performance of the Company against plan for the period November 1, 2011 to January 31, 2012, a slight increase in the performance of the comparable group of companies, and a reduction in the marketability discount as the Company was in planning stages for an IPO formation meeting. Though the Company believes the fair value of $10.34 determined and used for the options granted on February 2, 2012 is correct, it will agree to adjust the fair value of common stock to $12.06 per share. Furthermore, taking into consideration the proximity of the option grants to the initial filing date of the Registration Statement, the Company will agree to adjust the fair value of the common stock for the March 28, 2012 stock option grants from $10.34 per share to $14.10 per share. The impact of these adjustments is to increase stock compensation expense and reduce the Company’s income before taxes for the three months ended March 31, 2012 by approximately $43,000. The Company has determined that this amount is not material, and, as such, the Company will make the adjustment to income in the second quarter of 2012.

We have included as Annex A to this report the revised disclosure the Company proposes to included under the heading “Significant Factors Used in Determining Fair Value of Our Common Stock” in a pre-effective amendment to the Registration Statement. For your convenience, we are also providing you with a version marked to show the changes between the disclosure included in Amendment No. 2 to the Registration Statement and the disclosure included in Annex A.

We confirm on behalf of the Company that, prior to circulating copies of the preliminary prospectus in connection with the Offering, the Company will file a pre-effective amendment to the Registration Statement that will include all information other than information that may be excluded in reliance upon Rule 430A of Regulation C. We acknowledge that the Staff will need sufficient time to review any future amendment and it may result in further comments that will have to be addressed prior to a request for effectiveness.

Russell Mancuso

United States Securities and Exchange Commission

***********************************

If you require any additional information on these issues, or if we can provide you with any other information that will facilitate your continued review of this filing, please advise us at your earliest convenience. You may reach me at (215) 988-2880, or in the alternative, Beth Diffley, at (215) 988-2607.

Sincerely,

/s/ Stephen T. Burdumy
Stephen T. Burdumy

cc:	Anthony L. Williams, Globus Medical, Inc.

Richard A. Baron, Globus Medical, Inc.

David C. Paul, Globus Medical, Inc.

Robert C. Juelke, Drinker Biddle & Reath LLP

Donald R. Reynolds, Wyrick Robbins Yates & Ponton LLP

Marc D. Jaffe, Latham & Watkins LLP

ANNEX A

Significant Factors Used in Determining Fair Value of Our Common Stock

In 2009, 2010 and 2011, our board of directors, with the assistance of management, used the market approach and the income approach in order to estimate the fair value of common stock underlying our option grants during those periods. Prior to this offering, there has been no public market for our common stock. Our board of directors has determined the fair value of our common stock by utilizing, among other things, independent third-party valuation studies conducted in connection with an equity financing in 2007 and biannually as of April 30 and October 31 since 2008. The findings of these valuations were based on our business and general economic, market and other conditions that could be reasonably evaluated at that time. The analyses of the valuation studies included a review of our company, including our financial results and capital structure, as well as an independent third-party review of the conditions of the industry in which we operate and the markets that we serve. The methodologies and assumptions used were consistent with those set forth in the American Institute of Certified Public Accountants, or the AICPA, in the AICPA Technical Practice Guide, Valuations of Privately-Held Company Equity Securities Issued as Compensation.

The following table summarizes by grant date, the number of shares of our common stock subject to options granted in 2009, 2010 and 2011 and through the date of this prospectus, as well as the associated per share exercise price.

Grant Date	Options Granted	Exercise Price	Fair Value Per Share of Common Stock (1)
February 5, 2009	295,538	4.29	4.29
April 15, 2009	146,153	4.29	4.29
August 6, 2009	621,061	4.88	4.88
October 30, 2009	152,923	6.50	6.50
February 14, 2010	170,153	8.13	8.13
June 16, 2010	467,815	11.86	11.86
July 29, 2010	131,384	11.86	11.86
October 28, 2010	300,615	11.86	11.86
February 11, 2011	180,923	11.28	11.28
April 20, 2011	206,307	11.28	11.28
July 28, 2011	231,278	10.66	10.66
October 27, 2011	566,815	10.66	10.66
February 2, 2012	364,230	10.34	12.06
March 28, 2012	46,153	10.34	14.10
April 26, 2012	204,615	(2)	(2)

(1)	The fair value per share of common stock as determined by our board of directors as of the date of the grant, taking into account various factors and including the results of independent third party valuations of common stock as discussed below.
(2)	The exercise price and fair value per share of common stock will equal the public offering price of this offering. If this offering is not consummated during 2012, the exercise price and fair value per share of common stock will be $14.10 per share.

In the valuation studies, industry standard valuation methodologies were used to value our common stock, as described below. In estimating our equity value, a probability weighting of the market approach and the income approach was used to first arrive at a total equity value.

For the market approach, we utilized the guideline company method by analyzing a population of comparable companies and selected those companies that we considered to be the most comparable to us in terms of product offerings, sales, margins and growth. We then used these guideline companies to develop relevant market multiples and ratios, which are then applied to our corresponding financial metrics to estimate our equity value. Under the market approach, we also utilized the comparable transaction methodology using multiples of earnings and cash flow determined through an analysis of transactions involving controlling interests in companies with operations similar to our principal business operations. For the income approach, we performed discounted cash flow analyses which utilized projected cash flows which were then discounted to the present using a range of 14% to 15% in order to arrive at our current equity value.

In 2009, 2010, 2011 and into 2012, our board of directors, with the assistance of management, used the market approach and income approach to estimate the fair value per share of common stock underlying our option grants during those periods. In allocating the total equity value between preferred and common stock, we considered the liquidation preferences of the preferred stockholders. The preferred stock had a liquidation value of $110.0 million as of March 31, 2012. Additionally, each valuation during this period utilizes the option pricing method for allocating the total equity value between preferred and common stock.

The significant input assumptions used in our valuation models were based on subjective future expectations combined with management’s judgment, including:

•	Assumptions utilized in the income approach were:

•	our expected revenue, operating performance and cash flows for the current and future years, determined as of the valuation date based on our estimates;

•	a discount rate, which is applied to discretely forecasted future cash flows in order to calculate the present value of those cash flows;

•	a terminal value multiple, which is applied to our last year of discretely forecasted cash flows to calculate the residual value of our future cash flows; and

•	lack of marketability factor of 10% to 20%.

•	Assumptions utilized in the market approach using guideline companies were:

•	our expected sales, operating performance and cash flows for the current and futures years, determined as of the valuation date based on our estimates;

•	multiples of market value to trailing and expected future revenues and EBITDA, determined as of the valuation date, based on a group of comparable public companies we identified; and

•	a lack of marketability factor of 10% to 20%.

•	Assumptions utilized in the market approach using comparable transactions:

•	Selection of guideline transactions involving target companies with similar operations, characteristics and business risks.

Options Granted from August 2009 through February 2010

Our board of directors valued our common stock at $4.88 per share for our options granted on August 6, 2009, based on an April 30, 2009 third-party valuation report. Our board of directors valued our common stock at $6.50 per share for our options granted on October 30, 2009, which reflected the board of directors’ and management’s judgment that the value had increased from the April 2009 valuation as evident from the sale of 0.4 million shares of our stock, at a price of $6.50 per share in two separate transactions among third-party buyers and sellers subsequent to April 30, 2009. Additionally, our board of directors valued our common stock at $8.13 per share for our options granted on February 14, 2010. This valuation was based on an October 31, 2009 third-party valuation report that valued our common stock at $7.60 per share and also reflected the board of directors’ and management’s judgment that the value had increased from the October 2009 valuation report as evident from the sale of 1.4 million shares of common stock, at a purchase price of $8.13 per share, in a series of transactions among third-party buyers and sellers subsequent to October 31, 2009. Each of the April 2009 and October 2009 valuation reports utilized a combination of the income approach, the market approach using guideline companies, and the market approach using comparable transactions and both valuations weighted each of the three methodologies as one-third of the total equity value. The income approach was favorably affected by our growing profitability, as well as our historic and projected growth rates. In the market approach using guideline companies, the multiples considered the market value of invested capital value of the Company as a multiple of revenue and EBITDA. Consistent with the income approach indications, the value conclusions arrived through application of the market approach resulted in appreciating equity values for the Company through October 31, 2009. Similar to the other two methods, the market approach using comparable transactions also resulted in increased valuations for the two valuation periods in 2009.

Options Granted from June 2010 through October 2010

Our board of directors valued our common stock at $11.86 per share for our options granted from June 16, 2010 through October 28, 2010, based on an April 30, 2010 third-party valuation report. The April 2010 valuation utilized the same three approaches as in prior periods. As part of this valuation our board, at the suggestion of the third-party valuation firm, determined due to changes in the market conditions of the medical device industry and due to the growth in size and maturity of our Company, it was appropriate to adjust the weighting of the three valuation methodologies. Accordingly, the income approach was adjusted to a 50% weighting, the market approach was adjusted to a 40% weighting and the market approach using a group of comparable transactions was weighted at 10%. The market approach using comparable transactions was assigned less weight as it does not have the ability to apply future multiples to projected revenue or EBITDA indications. The appreciating equity values were attributable to the Company’s growing profitability, as well as our historic and projected growth rates, increases in the guideline publicly-traded company market values and increases in comparable transaction values. At the time of the April 2010 valuation, the Company was projecting growth rates in excess of 20% and a terminal growth rate of 20%.

Options Granted from February 2011 through April 2011

Our board of directors valued our common stock at $11.28 per share for our options granted on February 11, 2011 and April 20, 2011, based on an October 31, 2010 third-party valuation report. The October 2010 valuation report weighted the three variables consistently with the April 2010 report: the income approach was weighted 50%, the market approach using guideline companies was weighted 40% and the market approach using comparable transactions was weighted 10%. The income approach reflected a decline in the Company’s equity value due to our slowing growth and a decline in the growth of comparable companies. The Company’s growth rates used in its projections at this time were slightly lower than those used in the April 2010 valuation. The market approach for guideline companies yielded a similar decline in our equity value due to a decline in guideline companies’ pricing multiples. The market approach transaction method also reflected a decline in our equity value due to a decline in the multiples for transactions that closed during the valuation period. The result of the combination of the three variables, each with declining trends, reflected an overall reduction in the value of our common stock from $11.86 to $11.28.

Options Granted from July 2011 through March 2012

Our board of directors valued our common stock at $10.66 per share for our options granted on July 28, 2011 and October 27, 2011, based on an April 30, 2011 third-party valuation report. Our board of directors valued our common stock at $10.34 per share for our options granted on February 2, 2012 and March 28, 2012, based on an October 31, 2011 third-party valuation report. The April 2011 and October 2011 valuation reports weighted the three variables consistently with the April 2010 report: the income approach was weighted 50%, the market approach using guideline companies was weighted 40% and the market approach using comparable transactions was weighted 10%. The market approach using guideline companies remained fairly consistent with the October 2010 valuation. In the April 2011 valuation report, the income approach reflected a slight decline as a result of the Company’s actual results and projections primarily driven by market conditions. As of the date of the valuation, the Company’s growth rates used in its projections decreased to below 20% as compared to prior valuations. The market approaches continued to reflect a decline in the multiples for transactions closing during the valuation periods. The results were declines in value from $11.28 in the October 2010 valuation report to $10.66 in the April 2011 valuation report.

In the October 2011 valuation report, the market approach using guideline companies continued to decline given the continued market conditions. However, the market approach using comparable transactions and the income approach began to show signs of stabilization offsetting the decline from the guideline company method. The growth rates used in the Company’s projections at this time remained relatively consistent with the April 2011 valuation. At this time, our board of directors reduced the lack of marketability discount to 10% as compared to 12.5% in the April 2011 valuation report. These changes resulted in a decline in the stock price to $10.34.

Subsequent to the February 2012 and March 2012 stock option grants, the Company reassessed the fair value of its common stock on those dates of grant, by updating the assumptions and facts considered in the October 2011 valuation report to take into account its actual results, market conditions, comparable company results, and the timing of the Company’s anticipated initial public offering. On July 2, 2012, the Company determined that the fair value as of the February 2, 2012 grant was $12.06 and that the fair value as of the March 28, 2012 grant was $14.10, in each case rather than $10.34 as originally determined. The impact on net income for the three-month period ended March 31, 2012 was not material.

Options Granted in April 2012

Our board of directors authorized the grant of stock options on April 26, 2012 and determined that the value of our common stock on that date would be equivalent to the public offering price of this offering if the offering is completed in 2012.

The midpoint of the price range for the initial offering price reflected on the cover page of this prospectus is $17.00 per share as compared to $14.10 per share as of March 28, 2012, the last date we granted stock options at a value not tied to the public offering price in this offering. We note that, as is typical in initial public offerings, the preliminary range was not derived using a formal determination of fair value, but was determined based upon discussions between us and the underwriters. Among the factors considered in setting the preliminary range were prevailing market conditions, which included an increase in the market trading prices of comparable companies, and estimates of our business potential. In addition to this difference in purpose and methodology, we believe that the difference in value reflected between the midpoint of the preliminary range and management’s determination of the value of our common stock on March 28, 2012 was primarily because history has shown that it is reasonable to expect that the completion of an initial public offering will increase the value of stock as a result of the significant increase in the liquidity and ability to trade/ sell such securities. However, it is not possible to measure such increase in value with precision or certainty.

Based on the $17.00 midpoint of the estimated price range shown on the cover page of this prospectus, the intrinsic value of the options granted on March 28, 2012, the last date we granted stock options at a value not tied to the public offering price in this offering, was approximately $0.3 million. Also based on the $17.00 midpoint of the estimated price range shown on the cover page of this prospectus, the intrinsic value of outstanding options as of March 31, 2012 was $76.0 million, of which $62.9 million related to vested options and $13.1 million related to unvested options.

The assumptions around fair value that we have made represent our management’s best estimate, but they are highly subjective and inherently uncertain. If management had made different assumptions, our calculation of the options’ fair value and the resulting stock-based compensation expense could differ, perhaps materially, from the amounts recognized in our financial statements.